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EXHIBIT 99(e)(4)

December 16, 2005

Board of Directors
Ault Incorporated
7105 Northland Terrace
Minneapolis, MN 55428-1028

Members of the Board:

        We understand that a newly-formed, wholly-owned subsidiary (the "Purchaser") of SL Industries, Inc. ("SL") proposes to purchase all of the issued and outstanding shares of common stock (the "Common Stock") of Ault Incorporated (the "Company") in an all cash transaction pursuant to the terms of the Agreement and Plan of Merger (the "Merger Agreement"), to be entered into by and among the Company, SL and the Purchaser (the "Proposed Transaction"). As contemplated, the Merger Agreement provides for SL to commence a cash tender offer (the "Offer") to acquire the Common Stock for $2.90 per share, net to the seller in cash (the "Offer Price"). Following a successful completion of the tender offer, if any, the Company will be merged with and into the Purchaser, and each issued and outstanding share of Common Stock, other than those shares held by the Company or SL, will be converted into the right to receive in cash the Offer Price. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger.

        You have requested our opinion as to the fairness to the disinterested shareholders of the Company from a financial point of view of the consideration to be received by the Company in the Proposed Transaction. For purposes of this opinion, the term "disinterested shareholders" means holders of the Company's Common Stock other than (a) directors, officers and employees of the Company, (b) any holder of 5% percent or more of the outstanding shares of Common Stock (assuming the exercise of convertible securities beneficially owned by the holder) and (c) SL and its affiliates.

        In connection with rendering our opinion we have:

  (i)
  analyzed certain publicly available financial statements and reports regarding the Company;

  (ii)
  analyzed certain internal financial statements and other financial and operating data (including financial projections) concerning the Company prepared by management of the Company;

  (iii)
  discussed with management of the Company the operations of and future business prospects for the Company;

  (iv)
  reviewed the reported prices and trading activity for the Common Stock;

  (v)
  compared the financial performance of the Company as well as the prices and trading activity of the Company's Common Stock with that of certain other comparable publicly-traded companies and their securities;

  (vi)
  reviewed the financial terms, to the extent publicly available, of certain comparable transactions;

  (vii)
  reviewed the terms and conditions of the Proposed Transaction as set forth in the Agreement and Plan of Merger, the Stock Option Agreement and the Shareholders Agreement, each as drafted on December 12, 2005;

  (viii)
  assisted in your deliberations regarding the material terms of the Proposed Transaction and your negotiations with SL;

  (ix)
  performed such other analyses and provided such other services as we have deemed appropriate.

        We have relied on the accuracy and completeness of the information and financial data provided to us by the Company, and our opinion is based upon such information. We have inquired into the reliability of such information and financial data only to the limited extent necessary to provide a reasonable basis for our opinion, recognizing that we are rendering only an informed opinion and not an appraisal or certification of value. With respect to the financial projections prepared by management of the Company, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company.

        We have acted as financial adviser to the Board of Directors of the Company in connection with the Proposed Transaction and will receive a fee (and reimbursement of our expenses) for our services, a portion of which is contingent upon consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us against certain liabilities that could arise out of our engagement, including certain liabilities that could arise from providing this opinion letter. As part of our investment banking business, we regularly issue fairness opinions and are continually engaged in the valuation of companies and their securities in connection with business reorganizations, private placements, negotiated underwritings, mergers and acquisitions and valuations for estate, corporate and other purposes. In the ordinary course of business, Stephens Inc. and its affiliates at any time may hold long or short positions, and may trade or otherwise effect transactions as principal or for the accounts of customers, in securities or options on securities of the Company or of SL.

        Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated, and on the information made available to us, as of the date hereof. We have assumed (a) that the Proposed Transaction will be consummated in accordance with the terms of the draft Merger Agreement dated December 12, 2005, without waiver, amendment or modification of any material terms, condition or agreement therein, (b) that in the course of obtaining the necessary regulatory or other consents and approvals (contractual or otherwise) for the Proposed Transaction, no delay, limitation, restriction or condition will be imposed that will have a material adverse effect on the contemplated benefits of the Proposed Transaction and (c) that the Company will not incur or be liable for any material costs or expenses in connection with obtaining, or as a result of not obtaining, regulatory or other consents or approvals (contractual or otherwise).

        This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Proposed Transaction nor is it intended to be a recommendation to any person as to any specific action that should be taken in connection with the Proposed Transaction. This opinion is not intended to be relied upon or confer any rights or remedies upon any employee, creditor, shareholder or other equity holder of the Company, or any other party other than the Board of Directors of the Company. Neither this opinion nor its substance may be disclosed by you to anyone other than your advisors without our written permission. Notwithstanding the foregoing, this opinion, a summary discussion of our underlying analyses and our role as your financial advisor may be included in communications to the Company's shareholders, provided that we approve of such disclosures prior to publication.

        Based on the foregoing and our general experience as investment bankers, and subject to the qualifications stated herein, we are of the opinion on the date hereof that the consideration to be received by the Company's disinterested shareholders in the Proposed Transaction is fair to them from a financial point of view.

Very truly yours,

STEPHENS INC.

/s/ Stephens Inc.

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  EXHIBIT 99(e)(4)